Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation
and EchoStar Communications Corporation
Commission File No. 333-84472
Date:  November 15, 2002

Final Transcript
CCBN StreetEvents
CCBN StreetEvents Conference Call Transcript DISH - Q3 2002 EchoStar Communications Earnings Conference Call Event Date/Time: NOV. 14. 2002 / 12:00PM ET Event Duration: 1 hr 44 min

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

CORPORATE PARTICIPANTS

Michael McDonnell
EchoStar Communications - Chief Financial Officer and Senior
Vice President

David Moskowitz
EchoStar Communications - Senior Vice President and General
Cousel

Charles Ergen
EchoStar Communications - Chairman and Chief Executive
Officer

CONFERENCE CALL PARTICIPANTS

Kareem Zia (ph)
Deutsche Banc

Armand Musey (ph)
Salomon Smith Barney

Josh (ph)
Lehman Brothers

V.J. Jayant (ph)
Morgan Stanley

AnneMarie Green (ph)

Marc Nabi (ph)
Merrill Lynch

Tye Carmichael (ph)
CSFB

Douglas Shapiro (ph)
B&A Securities

Robert Peck (ph)
Bear Stearns

Ray Schleinkofer (ph)
Thomas Weisel Partners

Matthew Harrigan (ph)
Jancon Partners

John Smith (ph)
Colonial

Millennium Partners

Steve (ph)
Sander Morris

Marc Hall (ph)
Legg Mason	PRESENTATION

Operator

Good morning. My name is Kim, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the EchoStar third quarter 2002 earnings call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Mr. McDonnell, you may begin your conference.

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

Thank you, operator. Thanks, everyone, for joining us. My name is Michael McDonnell; I’m the Chief Financial Officer here at EchoStar. I’m joined today by Charlie Ergen, our Chairman and CEO; David Moskowitz our Senior Vice President and general counsel; and Jason Kaiser our treasurer. I’m going to give you a quick recap of the financial performance for the quarter then I’ll turn it over to Charlie for his comments, and then we’ll open it up for some Q & A at the end. But before we get started, as most of you know, we need to do our Safe Harbor disclosures and so for that, I’ll turn it over to David.

David Moskowitz - EchoStar Communications - Senior Vice
President and General Cousel

Good morning, everyone. Thanks for joining us.

As you guys know, we do invite media to participate in a listen-only mode on this call so we ask that the media not identify participants and their firms in your report. We also do not allow audio taping of the conference call and we ask that you respect that. All statements that we make on the call and that we made in our 10-Q as well as statements made in press releases and other filings with the SEC and oral statements made by us or by our officers, director or employees acting for us are -- that aren’t statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by the forward-looking statements. Now, I’m not going to go through a list of all the factors that could cause our actual results to different. I’d ask you to take a look at the front of the 10 Q. For the most current version of the list of those risks. In addition to those lists, we may face our risks described from time to time in the periodic reports

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

we file with the SEC. All cautionary statements that we make on this call and in our SEC filings should be read as being applicable to all forward-looking statements wherever they appear. In this connection, investors should consider the risks described in those reports and should not place undereliance on any forward-looking statements.

With that out of the way, I'll turn it back over to Mike.

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

Thanks, David. Let’s take a look at the quarter and we’ll start with the total company. Total revenue for the quarter was approximately $1.2 billion, an increase of 5 percent over last quarter and 20 percent higher than the same period a year ago. Subscriber growth was the primary driver of these increases in revenue. We continue to expect 2002 revenue to be approximately 20 percent higher than 2001 revenue of 4 billion. Premarketing cash flow was 497 million or 41 percent of revenue in the quarter. This represents a $10 million improvement over Q2 and 72 million better year-over-year. EBITDA for the third quarter was 197 million, a decrease of 40 million over Q2. This decrease in EBITDA is primarily attributable to greater subscriber additions and a lower mix of new lease customers during the third quarter as compared to the second quarter.

It is important to note that EBITDA during the third quarter of 2002 was positively impacted by favorable litigation developments resulting in a non-recurring reduction in the cost of set top box equipment of approximately 36 million; whereas EBITDA during the second quarter was positively impacted by reductions in estimated royalty obligations of approximately 17 million. We have previously announced our expectation that EBITDA for 2002 would be approximately 80 to 100 percent higher than 2001 EBITDA of 511 million. As a result of greater subscriber additions and lower lease penetration than previously expected, we currently expect 2002 EBITDA to be approximately 750 to 800 million.

Operating income was 96 million a decrease of 50 million over last quarter. This decrease is attributable to the EBITDA decreases as well as hire depreciation amounts as our fixed asset basin creased. Net loss for the quarter was 168 million. Included in this quarter’s results are the positive effects of the reduction in the costs of set top box equipment, the negative impact of unrealized losses on marketable investment securities of approximately 40 million, and a 134 million non-cash charge relating to the increase in estimated value of the Vivendi contingent value rates. Since these contingent value rights cannot be exercised for at least 30 months they will not result in any payment by EchoStar until 2004 at the earliest and it is possible that no payment will ever be required. However, their present estimated value is required to be reported as a liability currently.	It is important to note that during the first two quarters of 2002, adjustments to the estimated value of the contingent value rights totaling approximately 5 million were included as a component of net income or loss attributable to common shareholders for purposes of calculating EPS, but they were not included in the determination of net income or loss. During the third quarter and going forward we have changed the accounting treatment for these adjustments to the estimated value of the CVRs and will now include these increases or decreases as a.component of net income or loss. Net loss for the nine months ended September 30, 2002, reflects this change. This accounting change has no impact on earnings per share.

Now let’s take a look at the DISH Network. Subscription TV revenues increased 5 percent from the second quarter to approximately 1.1 billion. Subscriber growth and increased revenue per subscriber were the drivers of this increase. Despite the slow economy, we added 320,000 net new customers during the third quarter and currently expect to end 2002 with over 8.1 million subscribers, an increase from previous guidance of over 8 million subscribers. For the quarter, our average revenue per subscriber is approximately $49.04 per month, an increase from last quarter of 19 cents. We currently expect that RPU will be near current levels for 2002. Our cost of acquiring subscribers during the quarter averaged approximately $413 per gross addition. It is important to note that subscriber acquisition costs were reduced by approximately $43 per addition as a result of the set top box cost reductions previously mentioned. We continue to expect subscriber acquisition costs all of 2002 to approximate $430 per gross addition.

Capital expenditures under our Digital Home plan during the quarter which are not included in our subscriber acquisition cost figures were approximately 74 million. Comparatively, capital expenditures on the Digital Home plan during the second quarter were approximately 89 million. This decrease was primarily due to a decrease in lease penetration during the third quarter which also resulted in higher P&L subscriber acquisition costs. Cash and equipment from Digital Home plan customer disconnects which are also not included in our subscriber acquisition cost figures aggregated approximately 10 million during the quarter.

Turning to the balance sheet, at the end of the quarter we had cash and marketable securities of approximately 4.4 billion, which includes 159 million of cash reserved for satellite insurance. We also had approximately 5.7 billion of debt as of September 30, 2002, which includes two billion of convertible securities. On a straight debt per subscriber basis we ended the quarter at roughly $739 per subscriber. On a net debt basis that drops to $193 per sub. Cash, capital expenditures during the quarter were $111 million. During the remainder of 2002, we anticipate total capital expenditures of between 75 to 125 million, with the majority of that amount going toward capitalized equipment under the Digital Home plan and general corporate purposes.

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

That’s everything that I have on the numbers and so with that I’m going to turn it over to Charlie for his comments.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Thanks. First, I just have a personal thing and that obviously our industry is saddened by the loss of Taylor Howard that many of you may not know but really was the father of our satellite industry and was, from a personal point of view, was really a mentor to me and got me involved in the business back in 1980 and used to be the one that always gave the -- the -- it was always the one that was very involved in the trade shows and got a lot of people -- almost everybody in the business today that started back then at some point would have come into contact with Taylor and would somehow have been touched by him. And that’s a great loss for me personally. So if I sound a little down today it’s not because of our performance or merger-related it’s because we’re very saddened here.

In terms of the quarter, just couple comments. It was a mixed quarter for us. I think that, you know, we pretty much hit what we wanted to hit. We did a little better in subscribers. We certainly had probably the one thing that to point out was churn, which tracked a little higher than we would have forecast, but it was in line with where we were in the third quarter last year. It is seasonally our highest quarter because of the summer holidays when people leave and some of those folks come back on in the fourth quarter and again, the way we calculate, that’s a churn in the third quarter could be a net addition in the fourth quarter. And the other contributing factors was that we had -- as we had pointed out in earlier conference calls our churn was a bit underestimated in the first two quarters, a bit lower than it really was tracking because we were giving three months free of programming, and we still had folks who hadn’t come off our ILEC nine promotion yet. What happened in the third quarter was that the three months free was ended at the end of the second quarter so all those folks rolled off in July/August and September, and you had people starting to come off in August on ILEC nine. So you had two things that were affecting the churn number and I think you’ve got to take a little bit more weighted balance churn through the first nine months to get a truer picture where churn is, and when you do that we’re on track where we think we’ll be. In in the fourth quarter you’ll still have some residual effect in the fourth quarter of ILEC nine coming off and maybe two or three weeks of residual three months free coming off, but for the most part, you should see more realistic view of churn at least the last two months of that quarter we’ll get a more realistic view of churn. So I don’t think that’s something that’s out of control by any means. But certainly from a quarter perspective that kind of jumps out at you.

The other factor I thought was a little bit below where I have liked seeing would be EBITDA in the sense that lets take out the extraordinary item there. Then EBITDA was down lower than we would anticipated and lower in our guidance there. Again, that is	really a couple of factors there. The primary factor is our gross additions were higher than we would have anticipated. And the second fact for is that we had less lease customers materially less lease customers of percentage of sales in the third quarter based on the promotions that we’re running. We think that’s going to continue in the fourth quarter as well since the same promotions are running. Essentially, when you look at total SAC, equivalent SAC, then you do notice an increase. Did you give the total SAC -- the way we look at SAC?

David Moskowitz - EchoStar Communications - Senior Vice
President and General Cousel

Yeah. I mean --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Did you give it -- we’ll come back to that. If you look at total SAC, to make a long story short, it’s about $545, and Mike can explain that in more detail. That’s not too different than the $540 we spent in the third quarter last year. It was within line of where we thought we should be and certainly within line of where we think we’ll end up for the end of the year, but that also contributes to the lower beat beach.

So but I was pleased at our premarketing cash flow numbers we were able to hit -- that we’re able to hit, that RPU actually went up a little bit. That was a pleasant surprise and shows that we’re still getting some good customers. And obviously, very pleased with our act activations, particularly when -- in a tough environment where for the most part the cable industry has gone negative. And, you know, we’re -- we are as a company are a material part of the new video growth in the United States and have been for a long period of time, particularly when you -- when you take net additions for a year, the last few years, and just take net additions without any one-time adjustments and look at those trends we continue to be a material factor in the marketplace.

As far as, I guess, a lot of questions on the merger. Let’s start with that. Obviously, in this quarter we were denied by the FCC and the Justice Department, and the recourse for us, we have two resources. One is to litigate in the District Court with Justice Department. The other is to present a remedy that would be acceptable to the Justice and the FCC. The litigation probably goes beyond the January 21 cutoff date in our merger announcement, DirecTV or Hughes has publicly announced one of the shows that they’re not likely to go beyond that cutoff date. Although they certainly could change their mind about that if events happen that that is where they at least publicly were several weeks ago. Obviously, that leaves us the best option is to come up with remedies that is would be acceptable to regulatory authorities and that is where our focus is. We by no means have given up on the merger. We believe that particularly in light of the merger of

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Comcast AT&T, that we have to be allowed to compete as an industry if they are going to be -- if one of the reasons for their merger is the advance of broadband, how can that not be an advantage to our merger? We have to have spectrum to compete with digital cable and upgrades to their plant equipment. So we’ll continue to present remedies that we think make sense and for our industry and for our merger we certainly by no means have given up. Having said that, it’s certainly realistically it’s an uphill fight for us. Our chances of success are less today than they were three months ago. As a result of that you saw the increase in our convert -- our CVR rights on the Vivendi deal, primarily resulting from the fact that in our management’s viewpoint, there are two reasons. One is that the difficulty to get the merger done in a time frame given what Hughes has said is more difficult. And second, the value of our stock has been down since the first of the year. And so all those factors come into play. And we just really realistically try to put what we think think the value of that potentially might be. Michael miss spoke -- what’s that? And obviously the maximum value in a non-merger deal is $525 million. So -- that we have risk exposure. And I think we now have expensed 107 -- what is it --

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

We have expensed all about $140 million relating to the --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

About $140 million to the CVR. And Michael miss spoke. On CVR is 30 months; that would be 2005 before we would take a look at that. And obviously, if we trade up high enough during that period of time CVR go away. Vivendi sold the stock, those CVR rights are not transferable. If they sold the stock, those shares would not have a CVR right with them. Again, our best realistic estimate is about $140 million, I guess, in terms of what our exposure may -- in terms of what we think it is today. Obviously it could be as high as $5 25 million.

I might point out that we also have exposure in a failed merger, and I don’t know where -- I’m sure that’s disclosed somewhere in here, but we obviously have under certain circumstances, we could pay as much as a $600 million breakup fee. In certain circumstances, we would pay as much as $22 and change for PanAmSat. PanAmSat might have a fair market value of lower than that. I believe we would expense the difference if that was the case. Of course, under certain circumstances we wouldn’t have to pay a breakup fee. Under certain circumstances we wouldn’t have to buy PanAmSat. But we want to give you the total picture when you look at our company so you can evaluate, you know, us as an investment.

I’m trying to think what else. We launched EchoStar 8 successfully so we’re please about that. It is up and operational. We haven’t	fully completed loading the satellite up, but we’re pleased with its performance t does have a couple, I don’t know, it does have a couple, uhm, thrusters, right, that have failed, and it does mean that we have a little more difficulty -- we have about 12 thrusters two of them have failed I think, maybe 16 thrusters and two of them have failed but we don’t think that’s life-threatening to the satellite by any means. We think we know the cause of that. We think we can prevent future thruster failures, and we think we can operate the satellite for its useful life in the condition it is. So we’re excited that EchoStar 8 is up because obviously what you don’t want to have happen is have a problem on the liftoff and during the launch phase so that really helps us. It gives us backup in outer space, additional backup in outer space, and makes us feel better about our ability to continue to service our customers.

We have a couple of legal things still going on. We have state AGs that have still looked at us. Again we continue to talk with them. We don’t think that -- we think that we have followed the rules. We are certainly talking to them about how we can do things better, but that’s been disclosed before. Generally star continues to be a big source of litigation expense for us in terms of we have been very successful so far in defending our -- in our defense. We expect that to continue. But we don’t expect GemStar to back off litigation given their fact -- given that that’s up with of their big assets and we’ll continue to press on litigation including our anti-trust case against GemStar, which we feel good about as well.

I’m trying to think what else is out there. Marketplace, you know, I think just in general about the marketplace, I mean, obviously, I think the economy’s been tough but I think people still watch TV, and I think that as an industry, we have held up as a satellite industry we have held up pretty well and certainly EchoStar has held up very well within the industry. Obviously, when there’s fewer houses built, we have fewer opportunities to get into a customer -- even playing field so we have to steal that customer from cable. We have some of our strategies and target marketing and so forth I think have paid some dividends for us. And we have been relatively successful vis-a-vis the industry and doing that. Most cable companies are negative for the year in terms of subscriber growth. You know, I think we look at some fundamental things and say, you know, there are some things that we think we can always be better than. We certainly distribute zeros and ones. Particularly in video. Cheaper than anyone in the United States does today. We don’t believe anybody else has built a foundation to do it as chief as we -- cheap as we can do it. So we feel good about our ability to compete in the marketplace. We obviously hope the merger goes through so we can compete for all 100 million homes out there. But to the extent the merger does not happen, we certainly will be able to compete for about 60 million homes out there that we see as ones where we have local/local, and people don’t want broadband or want broadband through DSL. So we may have to scale back our target marketing to certain homes in the event of a non-merger, but certainly we can compete from a low cost production.

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Second, from an engineering technology point of view, I think both on interactivity and PVR devices I think we’re a leader in this industry, and I think we have some ups -- and high definition television, I think as an industry we have some upside there. Clearly in customer service we continue to do a better job than that in most surveys. I think cable we certainly have a long way to go there but obviously it’s something that’s beneficial to the consumer, and the main thing of course is they look at price and what they get for the price, what programming they get and the choice that they get. And again I think that we have that fundamental basics you know, as an industry I think we lead that way and certainly as a company within our industry, we’re the leader in that situation.

So obviously, we don’t think people are going to quit watching -- we don’t think people quit watching TV. They may change providers from time to time, and we just want to make sure that anybody who watches TV understands that we’re the best priced value out there. And when we do that and focus on those things, then we’re going to get our fair share of the marketplace and hopefully continue to grow. I don’t expect that we are going to continue to -- I don’t think we are going to continue to be as big a percentage of the market. It’s hard for me to believe that this year we have been as big a percentage in the market for new subscribers, but we certainly will continue to grow. And we think we can do that with discipline and continue to grow and -- I didn’t mention this but when you look at all the metrics, and we look at all of them, whether it be revenue, RPU, SAC, churn, EBITDA, premarketing cash flow, what we really focus on as a company is the bottom line that gives companies value, which is free cash flow, and by free cash flow, I mean how much cash you have after you paid all your capital improvements, after you paid all your interest, because debt is debt. You got to pay interest on it. And after your working capital needs, because if you manage your working capital poorly, you should be penalized. If you manage it successfully, you should be rewarded. You look at free cash flow on a true -- the way I learned it in college, free cash flow is how much mon you you had at the started start and how much money you had at the end, they I’m very, very pleased on how we’re performing both in the third quarter and throughout the year because we have done -- we are ahead of where we thought we would be there. At the same time, we’re ahead subscriber count than where we thought we would be. So from that perspective you guys look at a lot of metrics and -- and so forth and all of them are important and trends are important, but that is the one that we focus on more than any of them here, and that’s the one that we’re doing materially better than anybody else and even better than we anticipated that we would do going forward.

So with that I think we’ll take questions. From people. Did I leave anything out? Operator, we’re ready to take the first question.	QUESTION AND ANSWER

Operator

At this time, I would like to remind everyone, in order to ask a question, please press Star 1 on your telephone keypad. Your first question comes from Kareem Zia of Deutsche Banc. Go ahead, sir.

Kareem Zia - Deutsche Banc

Thanks. Charlie, if I look at the implied fourth quarter guidance you laid out in the 10-Q, it would imply sort of a flatish trend in net additions. And some pressure on EBITDA margins. I’m wondering if there is anything in October that you have seen whether in terms of churn or SAC or anything of that nature that would prompt that or this is just a measure of conservatism?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I think we gave our best shot in the guidance, so I don’t know that it’s cop sensitive or optimistic. I think it’s just our best answer. Uhm, I think the fourth quarter will look similar to the third quarter. Hopefully we won’t have some of the extraordinary items, at least the negative extraordinary items, and I think that the EBITDA pressure is coming to some degree from the mix change because so when you look at all in SAC, it doesn’t really change from where we thought it was going to be in terms of guidance. But clearly, the more we sell -- the more the customers purchase outright directly and don’t lease, the more that hits the earnings. And again, that is not -- when you at least internally when we run the numbers and look at the mix, that’s not an area of particular concern to us other than it does affect, you know, we get the benefit when we lease from -- that’s why EBITDA in and by itself is not a metric that you can focus totally on because you guys don’t see the mix changes. So I think your safest to look at premarketing cash flow in those trends because that doesn’t the -- mix doesn’t bother -- doesn’t matter there and I think your free cash flow number is something that -- no company in this business today can fool you guys if you look at free cash flow. Every other metric can move around based on one time events or accounting things. But that free cash flow number is with minor exceptions -- and I’m talking about real free cash flow. I’m not talking about those mumbo jumbo free cash flows where don’t count interest, capital expenditures and they don’t count working capital. I’m talking about real free cash flow news. You compare everybody in this industry on a free cash flow metric and you may -- you would definitely see us as not only -- you definitely would see us as materially better both in trends and numbers and the future on that basis. Uhm... it will be interesting to see if cable can ever get $65 billion back from customers for their upgrades. I -- you know, I -- given that half the people are going to be analog customers and

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

never care about modems and digital cable and yet they paid $65 billion -- $32 billion for those guys, they will never get a dime back of it. So they got to press a lot of costs down into those kind of customers. They have to press a lot of those costs down into the high end customers to try to get that money back and it remains -- it remains to be seen -- obviously if they’re able to consolidate and raise prices which I think is what’s going to happen, they got a shot at getting that money back but it will take consolidation and a lot of pain and trauma before they have a shot at getting that money back. I have no doubt that we are going to get the 4 or $5 billion that we have invested in our customers back. So... you know, I think that that’s going to be very, very interesting how that plays out.

Kareem Zia - Deutsche Banc Gotcha. And on the premarketing line, it looks like customer care as a percentage of revenues has been rising a couple quarters now. Is that still the follow-through of the new call center, or are there some uptick in calls that maybe is more of a permanent trend in the cost line.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Two factors. One is the new call center and that usually goes for a couple of quarters. I think you have to see a little residual effect in the fourth quarter although I think we are getting a little efficient there. The second one is and probably more importantly is the must carry where the second dish install was required by the FCC, under must carry, and all those installs -- and there’s hundreds of thousands of them that we have done, in the second and third quarter, all those installs we do free of charge for our customers. All those show up in customer care. That is unclear to us -- we could would expect that we probably had a big surge in second dish installs, and that that will start trailing off in the sense that that the people who really want to watch the home shopping channel in Denver call in for a second dish have probably done that today, and we’re probably not likely to get a lot of residual customers next year. Having said that, as we open up new local markets, we just opened up I think, you know, I think we’re opening up 6 or 7 this quarter, we’ll get a whole new set of people who want second dishes in those cities we open up. There will be some effect of that in the fourth quarter, as well. We haven’t really finished our planning process for next year, so I think it will be a factor next year, but I don’t -- so I guess my answer is there’s probably some permanent nature there in the second dish that will track through but it will be not as dramatic as you have seen. And I do think we’ll especially up a new call center next year and I think whatever quarter we open that up, you’re going to see at least two quarters of expense there.

Kareem Zia - Deutsche Banc	Thanks, Charlie.

Operator

Your next question comes from Armand Musey of Salomon Smith Barney.

Armand Musey - Salomon Smith Barney

Couple of questions. First about churn. You mentioned that part of it is the ILEC 9 rolling across the one year where people’s bills essentially goes up dramatically. Won’t that continue for a while because once you come up on the next year, then you are starting to see the wow package come where people’s price doubles? Do you see that impact kind of going for quite a while.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Yes. Our answer is yes. But you know, although I think the way we do it today is a little better way to do it than I -- than ILEC nine because they’re seeing their total bill and then getting a credit. Before they didn’t see that. So I think we have made some improvements there based on the feedback we got based on our experience and the three months free rolloff is gone now permanently. Or, you know, as of October, there is no more ILEC, there is no more three months free rolloff, so, uhm, that is permanently out of the base. And so that -- so I guess all I can tell you is I think our guidance was 1.6 percent churn a month per year. We think we’ll be within a couple of hundredths of a point either side of that I think that for next year we haven’t done our planning process to know exactly where we’re going to be. I would say the trends for churn in our industry have generally been up a little bit each year. And I don’t see anything that necessarily -- in other words, we have tended to go up, you know, as much as the tenth of a percent a year as an industry, and in churn. And that’s also, you know, obviously there’s things you can do about that there’s things that we have learned. There are things that our industry has learned in terms of how we do that. And how you affect churn around we’ll try all those things but I think there’s a general trend to churn going up. And I think it’s probably driven by two things today. One is piracy where when you can get it for free, why are you going to pay? And that affects the cable industry. It affects us. And I think modems where somebody wants a modem, a cable modem that’s a huge advantage that the cable industry has. And that our industry doesn’t have an adequate response. We spend about $150 million trying to figure out how to do it via satellite. And we’re unsuccessful at that. Without a merger it’s very difficult to put the capital risk at stake to do something where there’s not a guarantee of success. So... you know, obviously our strategy there is to work with the regional Bell operating companies and we’re doing a lot of that now and testing that a

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

lot. We’re testing that a lot. We’re learning a lot. We think that -- I think what we’re hopeful is that we can hold our own there. And that in a sense, that we can get some customers we otherwise wouldn’t in conjunction with the phone companies. And that we can keep some customers who might otherwise churn because of the cable alternative. So we’ll have to see.

Armand Musey - Salomon Smith Barney

The other important trend is RPU looks year-over-year, it’s flat to slightly down. But it seems that the ILEC nine if that comes and people’s bills should be going up significantly and then that should more or less offset people who are coming on with the wow package at lower rates. But we’re still seeing RPU slightly down. What accounts for that?

Charles Ergen - EchoStar Communications - Chairman and Chief
Executive Officer

Uhm, I guess I’d say it this way. The RPU is on a slightly upward trend. There will be two things that will affect it. And you’re right, at the ILEC nines roll off and that should have a slight positive effect, of course it’s counterbalanced by new customers who take advantage of our rebate program which is an automatic rebate that hits RPU for us. Second factor is that because of the way we advertise today, we get a lower RPU -- we get a generally lower RPU customer today than we maybe did a year ago since we’re advertising our low end packages as opposed to our higher end packages. We don’t know the impact of that yet because that’s been something we just didn’t last, you know, started in August, and so we don’t know the total impact of that but that generally might have a slight impact on RPU. But having said all that looks to me like all the factors considered, that RPU is on a general -- then you have pay per view and premium trends where customers aren’t buying as much premium, aren’t buying as much pay per view because of the advent of DVD and the economy so you have all those trends working against RPU. On the positive side, we picked up the hockey, the basketball, out of market games, we have some interactive things going for next year, you know, and we’ve got some positive trends. It looks to me like RPU in general is going to go up a little bit. And then the third factor is, in a non-merger situation, I think it’s clear we’ll raise prices. You know, as long as we’re not allowed to go after all customers in the United States, we’re going to raise prices where we have advantages. And you know, we -- you know, market -- we’re severely under market today in terms of our prices and we would raise prices just because our programming prices go up and those price increases will hit RPU.

Armand Musey - Salomon Smith Barney

Okay. Last question: With respect to customer service and other, you said that the second dishes are essentially put into that	categories. Does that include second dishes on new installs as well or is that just second dishes existing subscribers?

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

No. What you really have here, Armand -- this is Michael McDonald. It would be the latter; it wouldn’t be new customers. The customer care cost -- must carry shows up in two places. One is you have some incremental costs in your satellite transmission costs and your up link to put more content into the pipe, if you will, and then the second is an existing customer where we actually have to roll a truck and install a second dish, you have hardware and labor costs associated with that and that piece shows up in customer care.

Armand Musey - Salomon Smith Barney

The customer who gets a second dish, that second DISH shows up in SAC but on an existing customer it’s under customer care and other.

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

That’s correct. And the guys are getting second dishes under customer care, they are getting it under must carry. That’s a relatively significant number, certainly in the tens of millions.

Armand Musey - Salomon Smith Barney

Thank you very much.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Okay, thank you.

Operator

Your next question comes from --

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

Tens of millions of dollars. Dollars. Sorry.

Operator

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Your next question comes from William Kidd of Lehman Brothers.

Josh - Lehman Brothers

Hi. This is Josh for William Kidd. Can you guys comment on where the sub growth is coming from and in light of Pegasus, clear weakness of late, whether you're seeing greater contribution from rural markets?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I don’t know the answer to that. Our people probably do. But, uhm, you know, I think in general, it’s coming from all over. It’s coming from particularly where we might target. We don’t have specific targets to rural America today. But you know, it’s typically where cable companies raise prices, are giving poor performance, poor service to people. But it’s coming -- it’s where we have local-local and we open up a new city with local-local, we get improved growth there. So it’s that kind of stuff.

Josh - Lehman Brothers

Could you say what the progress is?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

By the way, in general, it’s across the country. It’s not like areas where there is no growth. There’s growth everywhere. It’s just better where people are charging too much or giving poor customer service or their products don’t work very well.

Josh - Lehman Brothers

Could you say how you’re faring in the Radio Shack and Wal-Mart channels and what the outlook is for possibly adding additional CE distribution?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Obviously, we have never been in Wal-Mart and Radio Shack so that’s incremental business for us. That has been a slow transition for us. I don’t believe that -- that those companies were -- and you know, our competition is in those, as well. So we’re not exclusively in those areas. I think that that has not been a material impact on our business yet. And you know, obviously, we expect that -- I think in Radio Shack’s case, that the first November their stores -- it was the first time their stores were fully merchandised, and so I	think that to the extent that they have had an effect, they will have a little bit more effect in the fourth quarter. But it’s not our historical business. The consumer electronics stores seem to have -- the satellite category has lost some of its driving force, and people are on to DVDs and high-definition television sets and things like that so... you know, it looks like the CE stores have cut back square footage to satellite and cut back the premiere Sunday advertisement form and things like that. So I think CEs are still good distribution points and we certainly would like to expand that, but, you know, we’re happy that -- we’re pretty happy with our distribution as is today with Sears, Radio Shack, Wal-Mart, Costco, Sam’s, and then some regional providers along with our -- still our core distribution which is in specialized satellite retailer who tend to not be as seasonal because they have to put food on the table so they tend to try to sell all year long. And clearly the CE stores typically do a lot better in the third art fourth quarter, particularly the fourth quarter. And, you know, they’re not the -- they are important to us but they are not the major distribution path for us.

Josh - Lehman Brothers

And then last question, on the Digital Home plan, it seems to me that the -- as a percentage of ads, the number of subscribers taking home plan relative to other plans has been falling a little bit for several quarters now, and I’m wondering, is that just a function of putting more emphasis on the other promotions or do you think Digital Home plan has kind of had its run and now it’s a slightly less attractive option? And did you guys give consideration to discontinuing it?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We won’t discontinue it. I think you’re correct -- I think you’re correct the trends have been to lower percentage of Digital Home plan particularly in the third quarter but it’s because we highlighted some other plans that we had that we thought were simpler. Digital Home plan has -- is limited to the number of people who can qualify because it does require credit check, one-year commitment, and so forth and as a result of that, we kind of have something for everybody. We let the marketplace decide what a customer wants. We then look at the churn numbers, the SAC for each promotion that we have and determine which ones work best for us. I would say it this way, that all the promotions that we’re doing today we’re -- we’re comfortable with the economics on them, although obviously we would rather get a little bit better -- a little bit higher RPU customer today. But we’re comfortable with the economics on all of them. Obviously we’ll chicken them as we see those trends change. I do think there are some things for Digital Home plan that we can do next year that we’ve learned that we can improve it and I would expect that, uhm, we’re not going too fight the trends but we think there are some things we do to it to make it better because it certainly -- it certainly lowers your SAC, now just

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

cable always has a lower SAC than we do because they get the boxes back. So we like some aspects of Digital Home plan.

Josh - Lehman Brothers

Great. Thank you.

Operator

Your next question comes from V.J. Jayant of Morgan Stanley.

V.J. Jayant - Morgan Stanley

Good afternoon. Couple of questions. First, Charlie, more philosophically, can you talk about how you balance growth and and profitability given that there is a thesis out there that your marginal growth is lower returns and, you know, why are you chasing after that?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Uhm... I balance it as a shareholder and say, “I own a lot of shares. I got them in a drawer. I’m going open the drawer in 2006 and see if I have increased value in this company.” And every decision I make is based on that. And I don’t make a decision based on what you say or what analysts says or whether the marginal customers -- somebody thinks they have a thesis on a marginal customer or whether what I do is going to affect me negatively this or next quarter or affect me positively this quarter or next year. What I look at is -- is -- is -- if you don’t like that philosophy, then you shouldn’t own this company. But I got my stock in a drawer and I’m opening it up on January 1, 2006. I’m hoping it’s going to be more than 19 bucks a share, whatever it sells for.

V.J. Jayant - Morgan Stanley

Second -- (overlapping speakers).

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

19 bucks a share and split five times.

V.J. Jayant - Morgan Stanley

We'll take that.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer	That’s the way I look at it. And I -- you know, you -- you got to be careful in this business in looking at the -- you know, you got to be looking -- you can’t look at one metric. But if you are going to look at one metric, look at free cash flow with even that, you know, is not good enough. But you can’t look at just one metric and you can’t look at -- you got to look at the trends really year to year. And you can’t look at quarter to quarter. For example, if I advertise -- we increased advertising, I forgot to mention that in the third quarter. That hits SAC. But that advertising pays dividends for you in the fourth quarter. Right? But if I didn’t know advertising in the -- if I did no advertising in the fourth quarter it probably wouldn’t affect me much but it would affect me in the first quarter next year and you guys would see big changes in SAC and get all freaked out but it’s because of the way we did advertising. If we do a particular promotion, it may work for three months and then may lose some of its effectiveness, right? And you know, you don’t see that in a quarter-to-quarter kind of analysis snapshot. So you know, we try to look at that and, you know, I guess in my opening statement I mentioned where I thought we had room for improvement where I was disappointed and I mentioned where I thought we did really well.

V.J. Jayant - Morgan Stanley

Charlie, can you give us some perspective of what the incremental jump from ILEC 9 really impacted the quarter? So -- have you mentioned that the [INAUDIBLE] churn is still in line with what you thought but you have these coming off of these promotions? But you know, what proportion could you sort of give us some sort of language, you know, on that front?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I guess I’d say it this way. I would have thought we would have been about 1.7 percent churn in the third quarter as a historical kind of measure. It was about -- it was higher than that last year. But I would have thought 1.7 was kind of a good aggressive point for to us reach in the third quarter. We were a little higher than that; we weren’t as high as 1.8 but we were over 1.7. Most of that was not ILEC 9. Most of that incremental difference, right, the 1.7 pretty much included ILEC 9. Most of that difference was a 3 months free coming off. From my perspective, that was not a very successful promotion. The guy gets it free for three months, he just doesn’t make the fourth payment. Right? You know, where’ as ILEC 9 the guy is getting the Bill and he is paying every month, you have him in a schedule of paying, maybe you have him on an automatic credit card. And then when he runs off, where is he going to go? The guy is still watching TV, right? And if he rolls off and he goes -- he’s still got from us lowest digital price in America. He still has a great price if he wants to go to us. He is not going to get that price somewhere else. So it really was a three

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

months free that I think was a -- you probably not likely to see us do that one again.

V.J. Jayant - Morgan Stanley

Charlie --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

By the way, three months free, of course, I had no churn in the first and second quarter from those guys, right? And that’s why we warned you that our churn was abnormally low in the first and second quarter compared to what it really would be. Those guys rolled off in the third quarter. Some of those guys rolled off the first two or three weeks of October and that’s where -- that’s where I think we have moved the needle beyond where we thought we were -- we should be. And we learned something from it.

V.J. Jayant - Morgan Stanley

Final question on [INAUDIBLE] merger. Any impact on your equipment business from that?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I didn't hear the merger.

V.J. Jayant - Morgan Stanley

The via digital and the [INAUDIBLE].

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Yeah. That merger -- my expectation is of course Viadigital has been a customer of ours at ETC. We expect they are going to adopt the canal police technology we licensed for but we don’t -- we’re not putting engineering resources on that because there’s not enough margin in it for us so I expect that that business is -- business we will lose. I don’t believe we have sold them any business this year so I think from a year-to-year basis it’s already in the numbers. But I don’t expect future business from them.

V.J. Jayant - Morgan Stanley

Thank you.

Operator	Your next question comes from Marc Nabi. -- go ahead, Marc. (Pause).

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Marc, are you out there?

Operator

Okay. That question has been withdrawn.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Could we go to the next question?

Operator

Your next question comes from Ryack Virckoff.

AnneMarie Green

This is Anne Marie Green for Ryack. I just have one quick question. Could you speak to what leverage you’re targeting and when you expect to return to break even?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Snore. Could you repeat the question?

David Moskowitz - EchoStar Communications - Senior Vice
President and General Cousel

I think she said what kind of leverage are we target go ahead and when do we rush to free cash flow break even?

AnneMarie Green

Yes.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We target leverage of about between $500 and $1,000 per subscriber. And we feel comfortable in any of those ranges. I’d rather be -- you know, given the marketplace today, I’d rather be closer to 500 than to 1,000 just because the market is punishing

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

high leverage. But we feel comfortable, you know, based on our business plan anywhere in that range. We are actually underleveraged on a net basis because we’re I think less than $200 a --

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

$193 per sub on a net basis, and that's if you include the convertible securities.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Yeah.

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

And you take the convertible securities out and, you know, you don’t -- you have positive cash under that basis. So I think it’s -- that’s important to remember.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer I think that number is way low. I think that -- I think we’re underleveraged from that perspective. But we have to wait and see what happens to the merger to fully understand,where that net leverage will ultimately be. As far as precash flow positive, I think we have a shot at being free cash flow positive, real free cash flow positive for the year. That would -- if we were able to achieve that, that would be a year ahead of where we thought we would be. We thought -- we never thought we would start this year and have the kind of sub growth we have had and be free cash flow. But I think we have a shot at it. I don’t know of anybody else who is doing that in our business or even coming close to it quite frankly. At least based on our definition. I know they all come up with definitions to, you know, I come up with a lot of definitions where you have $2 billion of free cash flow. And, uhm, I -- you know, we haven’t done our plan. We’re working on our plan for next year, and I don’t know what it looks like yet. But I expect we’re not going to take a step backward, let’s put it that way.

AnneMarie Green

Thank you.

Operator

Sir, your next question comes from Marc Nabi of Merrill Lynch.	Marc Nabi - Merrill Lynch

Can you hear me?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We can.

Marc Nabi - Merrill Lynch

All right. So here’s the question. There are three. Number one, Michael, can you talk a little about the one-time gain? I saw it on the Q. I want to understand exactly what it’s related to. I’m assuming it’s a cash item?

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

Uhm, we had some favorable litigation developments that occurred during the quarter. We had costs that were built into our set top boxes related to that matter. They were favorably resolved. And so what we ended up doing -- and there’s pretty clear disclosure in our 10-Q on that we took back a reserve of about, uhm, oh, it was about 40 million, $42 million. And that has to follow box because it was accrued on a box per box basis. So it hits in a few different places. There’s about 31 million of that that comes back through SAC. There’s about 5 million of that that comes back through, I believe it was up in our DTH cost of goods sold and there is a small piece that goes to the balance sheet.

Marc Nabi - Merrill Lynch

Okay. And the key there if you at all in SAC, right? You would have had $31 million. Apples to appears. So that gets you to a 545 all in SAC.

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

I just walked through those pieces since we touched it before. P&L SAC is $413. And if you were to add in the capitalized cost and additional home plan which were $74 million, that adds about $103. The recovered cash and equipment which is about ten takes out about 14, so that puts you at 502, and then if you add the $43, which is the equivalent of the 31 million, you’re at 545, and that compares I think to about 540 this time last year.

Marc Nabi - Merrill Lynch

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Okay. That’s one question. Next question relates to the fourth quarter, Charlie I’m just trying -- we’re trying to again figure out the whole SAC and churn events in the third quarter. So what effectively you’re saying, you said you thought SAC would be -- I’m sorry, churn would be 1.7, you know, if you wanted it based upon your expectations --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

My expectation in this quarter was about 1.7.

Marc Nabi - Merrill Lynch

What could you do in the fourth quarter if you assume that you had events that occurred as a result of the three months rolloff?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I would expect that -- I think we expect churn to be about 16 percent for the year. And it’s about that number now through the first nine months, right? We expect it to be about that number for the whole year and so the only caveat I’d say there is we have two or three weeks of still rolloff from the three months. But we have a very good handle on ILEC nine and the rest of our business and so today, I would say we’ll be within a -- you know, 1.6 is our best guess for the year.

Marc Nabi - Merrill Lynch

And then the next question is how about SAC, then? Would you expect SAC to be up sequentially? The fourth quarter period, holiday selling period, I’m just curious --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I would expect SAC to be down in the fourth quarter from the third quarter.

Marc Nabi - Merrill Lynch

Would you expect SAC to be down?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Down. I'm trying to think, last year's fourth quarter was about 1.5, you know, percent. Between 1.5 and 1.6, so. And we typically track a little bit higher each year. Right?	Marc Nabi - Merrill Lynch

Yup.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

So --

Marc Nabi - Merrill Lynch

Now, the variable --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I guess the answer is the SAC -- what you’re -- the SAC out of control is it something you should be worried about? I don’t think it’s out of control. I think that we understand the dynamics here. I don’t think we’re losing sleep about churn today. I said SAC. I meant churn. I don’t think we’re losing sleep about it today. It doesn’t mean we couldn’t be surprised. It doesn’t mean there couldn’t be something event out there that focuses. But I think that in general, where we’re concerned about churn are two things that are a bit out of our control. One is piracy. One is piracy which we haven’t seen any progress as an industry on. And, two is cable modems, a good product, and a advantage to those cable companies who are doing a good job with it. And I think we can do something about that one, by the way. Again we’re trying to do some things about that, but I think at best we are going to do is get our head above water to breathe. We are not going to become a dominant broadband player absent a merger.

Marc Nabi - Merrill Lynch

So to be clear when we talk SAC, Charlie --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

By the way, you know, our churn, I mean, the way we -- our churn is best in the class, right? It’s materially lower than cable and it’s historically been best in the satellite class. We calculate it pretty could be conservatively in terms of how we -- you know, the numbers we use, and our goal is to be the best in the industry and I think we hit that every year that we have been in existence.

Marc Nabi - Merrill Lynch

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Okay. One other thing. It relates to gross additions. It steams at least looking at the way I had the numbers, the gross ads were probably the greatest they have ever been in the third quarter of ‘02. There is a great trend of 5% on a year-over-year base. One would expect that trend to continue in the fourth quarter. Is that something you anticipate?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

You know, I guess the industry probably will have the -- industry will have a better fourth quarter than third quarter. I think that, uhm, because of the strong CE distribution that DirecTV has, I think you can expect them to gain some vis-a-vis us in the fourth quarter would be my expectation. I think the NFL season ticket promotion that they ran in the third quarter probably wasn’t as strong as they had hoped. That’s about the 7th year they have run that. You know, the people who want the season ticket probably had the season ticket. It’s been out there for very well publicized, nice marketing job with it. If you want it you got it. And I I think that, uhm, we have probably -- we got a little lucky probably because they focused on that and people didn’t care about it as much as they had in the past. And if they didn’t care about it, I think we were a nice alternative. And I don’t think that that’s it the focus of their promotions in the fourth quarter. And as a result, I think they are going to do better vis-a-vis us and again, they strategically are getting a little better customer than we are, targeting a little better customer than we are, too. So it remains to be seen how all that shakes out.

Marc Nabi - Merrill Lynch

Okay.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

You know, until you go through it. All I can say is we’re comfortable with what we’re doing. We’re monitoring it. You know, you correctly point out we have very favorable trends vis-a-vis the industry in sub growth. And with high fixed cost and the way we run our business and the way we think that generates long term for us, we think that’s the right strategy for our company given what everybody else is doing. I can make an argument for a different strategy if, you know, you know, I think all strategies can work, if you focus on them and stay focused on them. But we’re happy with our strategy.

Marc Nabi - Merrill Lynch

Actually, just one last question. I apologize for taking up time here. But, uhm, rate increases, you talked about barring any type merger, in raising rates, which makes a lot of sense to me for this	type of model. Do you want to raise rates higher than actually we have seen in the past in the programming costs increases you have experienced? How do you look at that?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I think we will have a higher-than-normal -- absent a merger, there is no question our programming costs -- our rate increases will be higher than they have been in the past.

Marc Nabi - Merrill Lynch

How about --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

For a couple reasons. One is, we -- the government -- if there is no merger, the government is telling us they don’t care about competition to all customers. Therefore, we’re not going to bang our head against the wall and try to go get you know that guy in downtown Philadelphia who has a cable modem and has the regional sports and things that we don’t have. We are not going to go after that guy. And we are going to raise our prices where we stay focused on the guys that you know, maybe doesn’t care about a modem and doesn’t care about that regional sports guy and maybe losing more rural America. So, you know, we’ll raise our prices and that’s the only thing we can do because we have to make up on volume basis, we have to make up for that and then of course you have programming increases. And our programming increases are more the fewer subscribers we have, the more our programming increases are. So we factor all that in and, you know, I understand where we’re competitive in the marketplace and we have room to raise our prices in those areas. That’s what we do. And I -- I’m convinced based on the government’s regulatory -- I’m convinced based on what Regulatory has done today with the Comcast-AT&T merger that if we sit here three years from now, the’ have three cable companies, the government says you have two satellite companies one way or the other. Every remedy has to have two satellite companies. You’re going to see higher rates than you otherwise would have without question, without question. And I know a hell of a lot more about it with 22 years experience -- 20 years of experience about how it works than maybe somebody does who is an academic person. I mean, I just know the way the marketplace and the way programmers work. You know, AT&T/Comcast can raise the rates like crazy. What’s everybody going to do? They are certainly going to force programming rates for them down. So rates go up. We can raise ours. That’s not a bad thing for us. That’s a bad thing for consumers but it’s not a bad thing for you guys, the shareholders.

Marc Nabi - Merrill Lynch

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Thank you very much.

Operator

Your next question comes from Tye Carmichael of CBSFB.

Tye Carmichael - CSFB

Thank you. Couple of questions. In the third quarter, Charlie, was there much of a contribution from the [INAUDIBLE] relationship, and is that something that we should expect to continue to contribute going forward?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

That has been trending -- it still contributes. It’s not material. It’s trending down. As C-band goes down to 600 something thousand subs now so there is less and less of that. It is a bit seasonal. Those guys do seasonally do a little better in the September through December time frame but it’s definitely trending down.

Tye Carmichael - CSFB

Okay.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

And not -- I don't think material to our business anymore.

Tye Carmichael - CSFB

Thank you. And then the FCC as part of their comments on the merger also mentioned that there -- they continue to be unhappy with how EchoStar is handling it with the must carry second dish. Is there any risk that they are going to come down harder or do you anticipate changes from the solution?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We did make changes based on -- the original FCC ruling said they didn’t think we complied primarily because of the way we did our guide. Information. We did change that. And provided the free second DISH at no cost to the customer, so we are confident -- we are very confident that we are in compliance with the law. I worked on this law for three years of my life. I believe we’re in compliance with that law. I think we’re in compliance before. But we left no doubt about -- we took the FCC comments seriously.	We looked at what they were talking about. And we implemented -- they made six recommendations, any one of those recommendations they made would have put us in compliance, and we actually adopted 4 or 5 of the 6 recommendations they made. So I think we’re in compliance. That doesn’t mean -- as you know, the FCC at times can be a political agency. And -- or politics can affect the FCC from time to time. I don’t think that’s a shocking statement for people in Washington. It’s possible that as powerful as broadcasters are, that perhaps the FCC could -- could -- could take a position at some point in time that we’re not in compliance in which case that would lead to litigation and I’m confident we would win that litigation.

Tye Carmichael - CSFB

Okay.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Uhm... and if not, we would be taking a lot of people down and we would have some exposure and I think we’re declaring it. We’re disclosing that but again, I guess nothing should ever surprise you out of Washington but I feel better in the court system sometimes where I think it’s not as political.

Tye Carmichael - CSFB

In the -- in a scenario in which the merger doesn’t get approved which appears to be the more likely outcome at least at this point, you talk about raising rates. In that environment, where -- you’ve gotten subscribers in the past by, you know, trying to offer the best value proposition to the consumer and I know you probably raise rates to the point where you still are competitive vis-a-vis cable but the magnitude of that value proposition would probably narrow. And I wonder, how do you navigate the competitive landscape going forward to find that next new customer? Is it -- does PVR become a critical part of the strategy or the RBOC relationship or do you find ways to give more at the point of sale? How do you manage that competitive impact of the rate increase relative where you have historically vis-a-vis the competition?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I think that everybody is going to move up. The think the fact is the government has now definitively put in place the wheels for everybody to raise price of satellites absent a merger. So I think you are going to see cable go. I think you are going to see satellite -- in the past satellite has not moved up with cable in general and I think now for the first time you are going to see satellite in general moving lock stock with cable in terms of it raising rates. It’s the way for to us maximize our profits and shareholder value. And

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

now, having said all that obviously, you are going to look for ways where you have an advantage regardless of price where PVR, HDTV, inter activity, all those relationships, RBOCs, all those things are things where you may have a way to increase your value add without having to raise your price or with making your price point more attractive because you have raised prices. We’ll just take a look at all those things, and that’s why we get paid to do what we do.

Tye Carmichael - CSFB

Should we expect that -- does that become a bit bigger part of the competitive story next year. PVRs and HDTV and a more aggressive effort?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I would answer it this way. Right now, believe it or not, we’re focused on this merger and all the benefits that we get as an industry and a company and everything else to get it done and we’re focused on remedies that would be acceptable to the regulators. If that doesn’t happen, we have to go to plan b and right now we haven’t thought about a plan b and you know, we have enough confidence, we have been in many situations through the last 20 years where we had to go to plan b in a relatively short period of time. And we’re very good at that as a company. And you know, we have pretty good record of being able to overcome a lot of situations where we had to go from plan a to plan b. Right now, plan a is the preferred route. And if in fact that becomes -- at some point that becomes a situation that -- as I said, I think it’s an uphill battle for us. If that situation develops where we can’t do it, then we have to come up with plan b and that’s something we’ll do as a management team and that’s something that I don’t know what we’ll focus on, quite frankly, because I haven’t thought about it that much. But when we do, we’ll have, you know, we’ll let you guys know and how we see the world at that point in time.

Tye Carmichael - CSFB

Okay. And then lastly, just to dollar phi two points on the guidance for the 230ur9 quarter. you were talking about churn before and then there was a question about SAC and you mentioned SAC I think you actually did say SAC would go down sequentially in the fourth quarter and I don’t know if you meant to say churn.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I meant churn.	Tye Carmichael - CSFB

You meant churn.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Churn, I believe, will be down, uhm, SAC will be dependent primarily on the mix. Right? There is nothing now in the -- there is nothing new in the promotions that would move SAC other than the difference in the mix. How much you sell directs how much you sell through dealers. (overlapping speakers).

Tye Carmichael - CSFB

This particular retailer, that particular retailer.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

The only SAC guidance we have given is we expect it to be approximately $430 for the year. I think through the end of the third quarter on an annual basis it’s somewhat lower than that. But with the drop-off that we have had in the lease pen trace, obviously that can take it back up and prot motions that we have in place today, we expect to continue through the fourth quarters.

Tye Carmichael - CSFB

I was talking to the way you had referenced it, Charlie, the all-in with regard to the 545 which is not affected by the mix between lease versus purchase. And it sounds like given the promotions you have in place it should be pretty close to the fourth quarter level depending on whether --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

The only variable you don't have in that is advertising.

Tye Carmichael - CSFB

Okay.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

So... uhm, you know, I -- I -- I guess -- I -- I don’t know, but I’m going to guess that it’s -- probably shouldn’t guess but SAC is probably not materially different in the fourth quarter.

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DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Tye Carmichael - CSFB

Then the last question, just to clarify on the RPU, revenue guidance, the RPU guidance, I think it’s for the full year of 2002 to be consistent with current levels and the fourth -- the third quarter level is obviously $49.04. Is it the full year average is expected to be around $49.04?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Right. That's our guidance.

Tye Carmichael - CSFB

You see a sequential pretty nice sequential uptick in the fourth quarter from the third quarter?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We believe it will be approximately consist sent. So I think the way you have interpreted the guide dance is correct. We have a slight upward trend in SAC now that the three months rolled off, I mean RPU. I’m a little confused today, but thanks a lot.

Tye Carmichael - CSFB

Thanks a lot.

Operator

Your next question comes from Douglas Shapiro of B&A securities.

Douglas Shapiro - B&A Securities

Thanks. I had a couple of things. First one, you have been kind of I guess jockeying around this number but could you just quantify what portion of the gross adds in the quarter were attribute tal to the digital home plan and where you think that might track in the fourth quarter.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Yeah. That’s not something that we -- we don’t disclose specific guidance on specific promotions but obviously there was, you	know, you can see in the numbers that there was a significant drop-off in penetration during the third quarter.

Douglas Shapiro - B&A Securities

From where it was I think what we had in the past was somewhere close to 30, 35 percent. I take it that’s lower than that?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Well, whatever you had in the past, you can consider probably trend it down some.

Douglas Shapiro - B&A Securities

Okay.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Whatever you calculated in the past -- we have to leave something for you guys to do. Right? And so you have to go through and, you know, look -- all you have to do is look at the capitalized number and try to get your trends from there. The competition also listens to these calls. There is only so much we can disclose.

Douglas Shapiro - B&A Securities

More philosophically again on the churn number, just curious, presumably as you start to move toward more multiples set top homes that should be helping your churn figures. I’m just curious if you are actually seeing that effect, and I guess in theory, at least, the rolloff of the three months free is completely offsetting that or have you been disappointed in the impact of moving to Morrisette tops in the home?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We have factors that help churn and we have factors that hurt churn and one of the factors -- when you add them all up, when you add all those factors up, in general there is a slight increase at least I’ve seen a slight increase the trend in our industry every year from, you know, not approaching cable levels but certainly a slight increase. The multiple boxes in the home is a slight -- is a positive in the trend analysis. No question. Piracy more than overcomes that from a negative perspective because now a guy’s got three receivers in his house, he’s got additional charges and everything else, now he can put a smart card in that lights them you will up like a Christmas tree. You know, he becomes -- I would say you

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

have a higher churn -- you have a higher degree of piracy in those multiple box moments. So -- homes. So..., you know, we look at all those trends and piracy is not something we can do -- solve by ourselves. Unfortunately.

Douglas Shapiro - B&A Securities

Okay. Then just the last thing, I was just curious --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

By the way, it hurts cable. Make no mistake about it. A guy ain’t going to pay for digital cable if he is going to watch satellite for free. It’s something that hurts every guy out there. You know, I believe we would have solved it with the merger. That’s probably one of the bigger disappointments if we don’t get a merger we probably take a big step backward there in terms of being able to solve that.

Douglas Shapiro - B&A Securities

Just the last thing was I was wondering if you have ever taken a crack at trying to quantify what marginal churn is as opposed to the average churn numbers that you report. I guess you would have to define that but, you know, for instance after taking a look at what churn is of the subs you have added in the last two years, 18 months or anything like that relative to the reported average churn?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Yes. (Pause) [ Laughter ]

Douglas Shapiro - B&A Securities

Can you tell us?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

It’s a complicated answer. All I can tell you is what you have to worry about as an investor you have confidence in our management to actually understand numbers and trends and make management decisions based on information that we have and make good information that ultimately results in free cash flow and returns to our shareholders. That’s what you have to answer. And I think that that’s why I’m a shareholder because I have confidence we can do that when we look at churn on customers we have had since day one, we look at churn by each promotion, so we know that on three months free, for example, that that was a high churn	in the first year, that was a higher-than-average churn promotion. And then we look at what the RPU is and the SAC for that particular customer, we multiply all that out, put it in the big equation, some kind of quad democratic equation and it comes out the other end and says we don’t want to be doing three months free anymore at least the way we did it and you know, if he we put that same DHP kind of in that big quadratic equation, we say DHP still makes some sense for us and, you know, that’s how we do it. And if you want to buy the company, we’ll show you how we do t.

Douglas Shapiro - B&A Securities

You want to lend me some money, I'll think about it.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I’m certainly not going to tell my competition how to do it. It’s like Coke’s formula. You know? They don’t do analysts calls and give out their formula to Pepsi.

Douglas Shapiro - B&A Securities

Great. Thanks a lot.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

And then in all seriousness, it’s not a very complicated formula. It’s about a fifth grade level. That’s why we struggle, I guess. With that, think we’ll go to the next question, operator.

Operator

Your next question comes from Robert Peck of Bear Stearns.

Robert Peck - Bear Stearns

Have you put a thought of what’s going to happen with the frequency over 61.5? Looks like Cablevision is supposed to get their satellite in March and theoretically kick you out of that area. Can you just comment a little about that?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I think that we do have temporary operating authority over 61 1/2 I think on 13 transponders. Once Cablevision, if -- when and if Cablevision launches a satellite, I would expect that we would lose those 11 of those frequencies. Probably two of them go up for auction at some point but we probably lose 11. The nature of

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

temporary operating authority is that we can only put things up there that we can take down. So we’re doing a lot of testing up there on those transponders. There is not anything up there that customers aren’t informed of that they might lose that have material value. So we don’t see that as a risk factor going forward if we lose those.

Robert Peck - Bear Stearns

Okay. As far as approaching --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

We have 17 frequencies there, by the way.

Robert Peck - Bear Stearns

Could you give us a little color about what’s going to happen at that date and maybe what EchoStar is doing to prepare for it?

Michael McDonnell - EchoStar Communications - Chief
Financial Officer and Senior Vice President

Uhm, we just turn off the stuff that’s on temporary operating authority. We just turn it off and for 99.999 percent of our customers, they are not going to see an impact. There is a lot of things that we do there, uhm, on temporary operate authority but nothing that is, uhm, of -- nothing of long-term value to a customer.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Keep in mind, there are 17 frequencies there. That would not be impacted by the launch of the Cablevision satellite in any way.

Robert Peck - Bear Stearns

Actually, I was asking about the November 27 date with the ALJ?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Oh. I'm sorry. That -- [ Laughter ] I'm sorry. I didn't understand that question. David, maybe you want to take that one.

David Moskowitz - EchoStar Communications - Senior Vice
President and General Cousel	Oh, yeah. By November 27, we are required to -- the FCC will send the question of whether the merger should be approved to an administrative law judge for consideration unless we submit a request for a suspension of the process or something else. And you know, obviously, we will -- we’re continuing to consider our alternatives in discussion with GM and Hughes about the best way to approach that date. Obviously, if it’s sent to an administrative law judge, that starts what essentially amounts to a trial process, which can take -- can take a considerable amount of time. It is not impossible that that could occur on an expedited basis. But you might expect it to take considerable time and then after the AL judge, ALJ releases his or her decision, it goes back to the full Commission to consider the decision of the judge. So that’s the process.

Robert Peck - Bear Stearns

Okay. Great. And we spoke a lot about churn today but I was wondering if you have seen any particular effect on some of the cable operators maybe particularly something like AOL’s DISH buy-back program where they are handing $100 of cash or so to DISH subscribers to take the dish off the roof. Are programs like that hurting you? Is there any cable company specifically that has strong offers throughout? Could you give us a little more color around churn versus the cable competition?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Yeah. I think when they do dish buy-back offers that we do lose subscribers in that but it’s a little bit... have you ever played the board game “risk”? They lose more than we lose. It’s not a great economic model for them to buy back a customer they have lost who has has had a taste of satellite television and then goes back to a lousy cable company service or whatever. So, I mean, we get them back once their free stuff is back. So a large portion of them. So it’s not a great -- it’s not a great, uhm, I think they did it a lot because their numbers were getting ready to go negative and they didn’t want to report negative so they did it a lot to try to fend that off. Now that they’re going negative, they’re much better off spending $100 on a cable modem than to get a DISH buy back. They will have to make their open decisions on that. That economic model does not worry me because I think we have built a foundation to be the low cost provider and to the extent that they want to you only have a limited amount of capital. To the extent they want to spend their capital that way, we know when we lose a customer, that way, and we know that when they’re free -- when their free programming runs, usually $100 or $200 of free programming for several months, we know when that runs out, we’ll get them back and then our Digital Home plan, of course, we own the equipment so it’s not so easy for them to do that. And many times we have customers with one-year commitments and if they don’t know when that one-year commitment is up, therefore it’s very hard for them to target market the customer. So they are

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DISH - Q3 2002 EchoStar Communications Earnings Conference Call

w50e6 made life difficult for that of thing but it doesn’t mean they will continue to do that kind of thing. But we’re okay with that particular thing. And I would say it has some effect in the markets that they do it, it has some effect. It not material across the country by any means. And it typically is not material throes for us, it typically hasn’t been material in the cities that they do t even at $300, it has not been material.

Robert Peck - Bear Stearns

Looks like they target the higher end subscribers, too, making you commit to a $58 package or something?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Each of them do it different. They do it different across board. Think they’re experimenting with it to see where it might work for them.

Robert Peck - Bear Stearns

As far as local markets you just rolled out two more and I think actually Pegasus made some comments about it on its conference call about Burlington, Vermont targeting them. How many more markets can you roll out? I know the answer is somewhere around 50. Is there an exact number, though? And what will ultimately the number of markets be that you can do local without a merger?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

The -- we’re 49 markets today. We’re going to be in 51 by the end of the month. That is about -- with a two-dish solution we can do more than 51 based on our preliminary tests on EchoStar 8. We do not know how many more that is because it depends on which city and how many people pick retrans, how many people pick must carry. It will be several more cities for sure. And you know, without a merger, I think that we as a company are, you know, I guess I’d say we’re in less than 60 kind of number. And my understanding is the DirecTV is higher than that. But you would have to ask them. But, you know, we have covered 65 percent of the country probably.

Robert Peck - Bear Stearns

Okay. One last question, I'll let somebody else Governor Pataki. You just got the NHL, NBA. Will you be bidding for the NFL?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer	We will -- I think we have had some discussions with NFL. Having said that, my expectation is that that will probably remain on DirecTV. We don’t have the base that would buy it at the same percentage that they do. And the cost of -- there is a price we pay. Like anything, you know, we calculate a price, figure out what it’s worth and for a dollar more, we don’t want it, for a dollar less, we would be glad to have it. You know, I think we have looked at that but the kind of numbers that we have seen in the paper that would be required would not be in our -- would not be in our treasury. We would rather buy Procter & Gamble. I mean, you know, it -- it it there are certain circumstances we would love to have it where we could make money on it. But we would not really want it to lose money. And, you know, we’re... we saw some of the World Cup experience that DirecTV Latin America had. We saw some. You know, other experience that -- we kind of got a feel for buy rates on NHL and NBA, and we know the NFL is the most powerful. But... you know, we think we have a more secure product. We think we can do some things with it but that would be the NFL’s decision. And, you know, we have an economic point of indifference which seems to be well below what’s in the paper.

Robert Peck - Bear Stearns

Thanks again.

Operator

Your next question comes from Ray Schleinkofer of Thomas Weisel Partners.

Ray Schleinkofer - Thomas Weisel Partners

Yes. Just a quick question actually on high definition particularly with respect to local channels. You have mentioned that you don’t feel like you have a -- you can full compete in markets where you don’t have local into local service. How does that get magnified as high def starts to get rolled out and you to see more high definition local channels? Or is this a product that really is going to be more focused towards national -- toward national type channels as it starts to move forward?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Without a merger I think that our industry will probably focus on national hdtv channels and that we will have of material -- a material advantage over cable. Cable will have an advantage on local HD channels. Over us. Except where -- except..., uhm, if the traditional rabbit ears and off-air antennas make a comeback and the reason they’ll make a comeback is that with digital you either get it or you don’t. And so it’s unclear today. But it’s possible that the guy who wants local HDTV will be very happy to put up a

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

rabbit ears or an antenna in his attic because he gets a perfect picture and then for his local HD channels which will be free of course and will be in the full 10 ADI13 perfect picture as opposed to the cable HD you’re likely to see and then take satellite for his national channels. So it’s going to be interesting to see how that shakes out. There clearly will be people who can’t put up an antenna who can’t get AH-- HD, whose only alternative for local will be cable. That’s why I say that I think without a merger, we’re realistically looking at 60 million homes, not 100 million homes. And that’s not -- that’s depressing but it -- it -- it doesn’t mean you can’t make a lot of money. It doesn’t mean you can’t be successful. You know, Southwest airlines doesn’t have international routes. But they are the most profitable, you know, airline. In the United States. So they just have to focus on the kind of customer that they, you know, makes sense for them and that’s how we have to do it. We just can’t take on -- we won’t be able to go after every home and the key to management is recognizing those homes that we don’t have an advantage in and not spending or money or wasting our money trying to get them. Because ultimately there will be a churn factor for us or will cost more money to get them than -- than somebody else. But I think we have -- I think we have a -- the best mousetrap absent a merger for about 60 million homes and we’ll focus on those guys. We won’t get them all but we’ll get our fair share.

Ray Schleinkofer - Thomas Weisel Partners

That's great. Thanks, Charlie.

Operator

Your next question comes from Matthew Harrigan of Jancon partners.

Matthew Harrigan - Jancon Partners

Yeah. As an adjunct to the Cablevision question on the slot, was there hardware potentially would be desirable to you? Would that be integratable what you have right now and obviously the capacity there? And can you comment on that specifically? And also on the capabilities of that satellite and the Cablevision is touting that it has the capabilities that exceed anything that’s up there right now, can you frame your understanding of that for us?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

My understanding is they do have a state-of-the-art satellite that’s probably more sophisticated than anything that’s up there today in the United States. How much more sophisticated it is I don’t know. I’m not privileged to the details. I would doubt that it’s a material breakthrough in technology based on what I know. But it clearly is -- is -- it’s got more frequency reuse and things like that from the	SEC filings that I think is probably true as I understand how they designed it. Their technology in terms of -- I don’t know what they’re choosing for a set top box, but there is no question they could choose a set top box design that would be compatible with -- with, uhm, either us, our DirecTV, or both of us. I think the one thing they want to do different would be their conditional access system which would probably be different so they can control it but they certainly -- we have an mpeg technology, it’s a standard around the world. It would be hard to believe they would pick something different than that if they picked that technology, then it will be compatible with what we do on the condition access.

Matthew Harrigan - Jancon Partners

Would you be interested in acquiring either their hardware or the slot?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

After a merger I guess there’s always some value to it but it would be somewhat limited given our experience with two dish solutions, it would be -- and given the fact that we have a satellite that up there that we do 17 transponders, it would have limit -- it would have some value but it would be limited value.

Matthew Harrigan - Jancon Partners

Thank you.

Operator

Sir, your next comes from John Smith at Colonial.

John Smith - Colonial

Hi, how are you? Just a question on the merger. You’re very liberal in discussing the possibilities of the merger not going through in this conference call as opposed to the previous conference call. Now, uhm, PanAmSat stock, you know, depending on what analyst you speak to on the sell side is worth anywhere from $9 to $15. You say that under certain situations you (indiscernible) certain situations you won’t. I just want to know assuming the January date passes and the merger agreement stipulations come into play, will you aggressively explore your options regarding PanAmSat? Because, I mean, it seems to me it is a company where it’s trading the a valuation last year, it would be a tremendous destruction of shareholder value to pay $22.47 per -- for a company worth substantially lower. So... will you explore your options? What tools are at your disposal?

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I guess I’d answer the question in a general way. We obviously have a contract that we intend to honor that contract. That contract under certain circumstances requires to us pay a $600 million breakup fee and in certain circumstances it doesn’t require to us pay a breakup fee. That contract in certain circumstances requires us to buy PanAmSat for $22 and change a share and in certain circumstances does not require to us buy PanAmSat at all. Those circumstances probably won’t -- you know, we’re focused on getting the merger a proved where we kind of know what the consequence is in that situation to, you know, but -- and we haven’t focused on your question. But to the extent that we got to the situation where the merger had not been approved and won our -- both our either side walked away in January, then we would look at the contract and look at the circumstances at that point in time and make a determination as a company as to what we believe our legal position is. We don’t have a lot of experience in litigation as a company, as you know. But we would certainly take a look at that at that point in time. And I think in general to your question, I think let’s look at what the -- if you want to just answer broadly, there’s lots of alternatives here. One is the merger is approved. And everybody’s happy. Two, the merger is not approved, and -- and one side or the other walks away in January and in that situation, it’s possible that we pay a $600 million breakup fee and buy PanAmSat for $22 a share. It’s also possible that we pay a breakup fee and don’t buy PanAmSat. It’s possible that we don’t pay a breakup fee and don’t buy PanAmSat. It’s possible that we don’t pay a breakup fee but do buy PanAmSat. Uhm....

John Smith - Colonial

Right.... It also is possible -- (overlapping speakers).

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

It also is -- just let me finish. It’s also possible that, uhm, legal positions are unclear and that people decide as a practical business matter that they will have some kind of negotiated settlement and that you end up with some kind of settlement where PanAmSat is bought or not bought and the price is somewhat different, it’s possible that you have a breakup fee that’s paid but it’s different. It’s possible that, you know, all those things are possible. And I think that to speculate today on how that’s going to shake out would be premature as long as the merger and our hope that we can present the government the remedy that would be acceptable. But you as an investor have to know all the possibilities and I think that -- did I miss any?

John Smith - Colonial	Exactly. There’s a lot of uncertainty right now. But from the investor perspective the most positive outcome for an EchoStar shareholder is that you do not want to pay billions for a company you don’t need so your stock would appreciate on such an outcome. Personally your stock may depreciate sharply if you want to pay billions for a company that the market doesn’t think -- (indiscernible) so you know, it’s one way or another, middle ground may not really, you know, satisfy shareholders to the tremendous capital outlay.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I think -- I think -- I can only speak as a shareholder now. I think I understand as a shareholder how to build value in our company long term. Having said that, the driving force there is not going to be that but, rather, the legal contracts that we have. And that doesn’t mean that -- if we had no legal obligation to buy PanAmSat and we thought it made sense for our shareholders to buy it and we could buy it, we would do that. If we had a legal obligation to buy it and we thought we had a legal obligation to buy it, we, you know, at a certain price, we would buy it even if that wasn’t , in your opinion, good for our shareholders, it’s just we have to -- we’re not in that situation today. We don’t have to make those decisions today. Uhm... I think we’ve disclosed the maximum amount of -- of the maximum amount of... of... of what we would be forced to pay in a breakup fee and buy. And obviously, the other side of that goal post is it would be zero. So... uhm, uncertainty is part of investing. Uncertainty is part of managing a business. And we deal with it every day. And we just have enough confidence that we can handle that no matter what it is.

John Smith - Colonial

Okay. Thank you.

Operator

Your next question comes from Millennium Partners.

- Millennium Partners

Hi there.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Hi.

- Millennium Partners

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Perfect timing based on your last explanation. Going back to August 5, 2001, you signed a deal. Now that deal was on the heels of an agreement between news Corp. and GM/Hughes. You came in late in the 9th inning and you said I got a better deal for you. GM/H said no, we don’t think you do, you’ll never get the anti-trust approved. You said I think we can. I’m so confident that we can that I’m will to pay you $600 million breakup fee and I’m willing to buy PanAmSat at $22.47. That’s the way the merger agreement reads. It’s pretty clear-cut. So... don’t you find it a little disingenuous to now be saying and to have several weeks ago to have been saying, well, I know we used our best efforts... and don’t you find it disingenuous to say, well, we may not have to pay those fees? I mean, it’s pretty clear to everyone what the intent was when you signed the deal. Shouldn’t we as investors be putting in our models at this point in time that you are going to owe $600 million and have to buy PanAmSat at 22.47 based on what we see before us today in the way of a regulatory rejection of the this -- of this deal?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Okay. I mean, it's a good question. I can't say that I agree with all your hypotheses. First, I think we signed the contract not in August or October 28 but maybe I haven't read the contract. The contract is very lengthy. Uhm... I suggest that I'm sure that people will read it and I believe you have to come to your own conclusions.

- Millennium Partners

I have.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

You have to come to your own conclusions for your model. And therefore, you should come to your conclusions and -- and -- do your model accordingly. The only thing I can say is that we will honor that contract as we understand it, interpret it and based on the fact that we were there when did it, and under certain cases, circumstances, that would require us to pay a breakup fee and under certain circumstances it would not. In fact, there are certain circumstances where we would get a breakup fee.

- Millennium Partners

But --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

And -- and -- (overlapping speakers).	- Millennium Partners

The direction this is headed is clearly a direction where you ultimately will go past January 21. GM/H will elect to walk away. You as I read the document will then owe them on both counts.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I -- I’m -- I’m not -- I -- again, I haven’t thought about it in the sense that I will look at -- if those circumstances -- I don’t know that that’s going to happen. I’m working hard in our -- and our company is working hard to get a merger done. But if that happens, we would look -- if it happens the way you describe it, we would look at our contractual obligations in a day and we would look at the -- everything that we know and make a determination. And your -- in our best judgment as a management team. And I can’t tell you what that judgment is today. -- because we haven’t looked at it and the circumstances today, the circumstances then could be different. I’m hoping that what the circumstances there are is that we’re preparing to merge the companies because we’ve got regulatory approval. Because we have been able to craft a remedy that’s acceptable to the regulatory agencies that’s good for the satellite industry, that’s good for our investors, that’s good for their investors and allows us to compete against cable and give customers a better value. That’s what I hope and that’s what I work for. I think that’s an uphill climb. I’m not going to make a Pollyanna statement on it, but I don’t think it’s impossible. I think we have done things as an industry -- I mean, we’ve done things as a company that have been tougher uphill climbs. But that’s all we can do. I can’t tell you as an investor how to run your model. In fact, I don’t know how to -- I couldn’t tell you if you wanted to -- if I wanted to because I don’t know.

- Millennium Partners

Well, I -- I just feel that -- that you know, given --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

What I wouldn’t do is, I wouldn’t pay much attention to the patents because I read every guy on this call said Gemstar was going to win the ITC case. I read the patents. I was pretty sure, you know, what was going to happen there but I wasn’t going to convince you guys. So, you make your own analysis.

- Millennium Partners

Okay. Thank you.

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

Operator

Your next question comes from Steve of Sander Morris.

Steve - Sander Morris

Well, thank you. Tough to follow that one. Uhm... let's see. Just a few brief things. I understand that you're selling more three and four room installs this quarter. Can you give us a data point on how many in the quarter, how many set top boxes per subscriber per gross are being sold now and how that compares to your average?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I don’t know -- the trend is up. The trend is slightly up in terms of average boxes per subscriber. It seems like I recall that maybe on -- that our competition -- the DirecTV had talked about the number -- I believe it was 1 1/2, 1.6. I would think we’re not materially different from that. But I don’t know exactly. Just trending up. I don’t know exactly. It is trending up a bit. The three and four receivers that’s available in one promotion that we have which is our leasing promotion as we have talked about that. That was trending down a little bit. So we did a little less three and four receiver stuff in the third quarter.

Steve - Sander Morris

One other question looking forward, can you comment on both your plan for EchoStar 9 and then also your plans for a PVR initiative in 2003?

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Well, EchoStar 9, the FCC initially, at least at staff level, took away our k-band license because they said we weren’t building a satellite even though today I’ve got a satellite completely finished with a K-band payload on it so we have refiled for consideration with the FCC and given them pictures of the satellite, affidavits from Loral and I think we gave check stubs of the 100 God knows million dollars we spent on it. I’m hopeful that we can convince them we actually built the satellite. They stated they want broadband to happen. This is a -- it’s a payload that allows us to engineer broadband in the k band spectrum. Not only for our company buy think for the entire industry. Because we certainly -- and I hope they will reverse their position on that in the very near future. I think they will. I don’t think they’re out to make mistakes. I think they read a contract that was -- that was -- a literal interpretation of the contract that wasn’t reality and therefore they had a basis for what they did. But I think once you -- my experience has been with the FCC is that if they -- if you can	present them evidence to the contrary, they have reversed themselves in the past and I don’t think they have a big enough ego that they wouldn’t reverse themselves -- I’m hopeful they will reverse themselves and we’ll be able to launch that satellite -- it’s going to delay our launch because, obviously, we have had to stop work on the ground equipment for k band and we have lost our place in line for the launch which was supposed to be I think December. But we have lost that place in line so it would be a launch next year at some point if they reverse themselves. And if they don’t reverse themselves, I don’t know what we’re going to do on that. -- quite frankly. -- at this point.

Steve - Sander Morris

Okay --

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

I mean, I don’t know. It would be -- it would be a serious setback for any kind of k band in the future. When you start taking away license for people -- I mean, I understand taking away licenses when somebody doesn’t build a satellite. And there’s plenty of people who have licenses up there that never built a satellite but I don’t understand taking away a license from somebody who builds a satellite and spends hundreds of million dollars of -- millions of dollars doing that that would have a chilling effect on the entire satellite industry. Oh, PVR strategy. Uhm... we -- you know, we have been focusing on the merger so we really haven’t thought about that too much. We started our planning process for next year, that’s obviously one of the strategic initiatives we are looking at but I don’t have anything really to talk about there other than I think that we are the leader in pvr technology. We own our own technology and software we designed our own set top box. It’s the lowest cost pvr out there we don’t charge people a monthly fee. I think we have more pvr customers than anybody else and we send an all digital signal to that box that people can use. So I think we have some advantages there and I don’t think we have exploited those advantages to the fullest extent we can but I don’t know strategically what we’re thinking b I mean, I know what we’re thinking about but I don’t -- we have some options and we haven’t decide what we are going to do there yet. It’s not just us. We’re hopeful that other people will... I mean, we hope that a lot of people jump on the pvr bandwagon because then if you have the best product for the money you can do better. It’s a difficult product on your own to go and advertise. It’s been great advertising campaigns from Tivo and replay but they didn’t sell anything or didn’t sell much and that worries us.

Steve - Sander Morris

Just one brief follow-up on EchoStar 9. Can you give us just a sentence or two on the basically the business model? I’m sure it’s

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Final Transcript
DISH - Q3 2002 EchoStar Communications Earnings Conference Call

changed over the last years as you even began construction of the satellite, especially for KA-band.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

K band is really the backhaul our Hawaii and Alaska local stations and also to -- and tie in some of our uplink centers and to engineer potentially broadband via satellite in that spectrum to the home. The KU portion is to lease out or use as backhaul for our locals as well or to lease out some of the capacity used for internal use and business TV, for example. The c band payload is owned bilaterally, and I don’t know their plan what their payload -- we don’t have an interest in that payload, in using it or financially.

Steve - Sander Morris

All right. Thank you very much.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Operator, I think we have time for one more caller here.

Operator

Thank you, sir. Your next question comes from Marc Hall of Legg Mason.

Marc Hall - Legg Mason

Believe it or not, in two hours, all my questions have been answered. Thank you.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

That’s a successful conference call, then. So I think with that, we’ll adjourn. We will, uhm, be back in February. Is that right? We’ll be back at some point during the first quarter to announce our fourth quarter results. And we’ll look forward -- What’s that? Is that February or March?

David Moskowitz - EchoStar Communications - Senior Vice
President and General Cousel

No. That's one or the other.

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer	That's moved up. -- (overlapping speakers). It will be February or March. It will be no later than March 15, we know that, right?

David Moskowitz - EchoStar Communications - Senior Vice
President and General Cousel

March 31

Charles Ergen - EchoStar Communications - Chairman and
Chief Executive Officer

Oh, no later than March 31. But thanks for joining in and thanks for the questions. Operator, we would like to conclude the call at this time. Thank you, everyone.

Operator

Thank you for participating in today's conference. You may now disconnect.

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In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.